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                                 VOCALTEC

                        KALISH EXITS VOCALTEC BOARD


HERZLIA, ISRAEL, November 1, 2001 - VocalTec Communications Ltd. (VocalTec) (NASDAQ: VOCL) announced today that Rami Kalish, member of the company's board of directors since 1993, is leaving due to the demands of his responsibilities at Pitango Venture Capital (formerly Polaris Venture Capital). Kalish serves as the managing director and founder of Pitango, a leader in the Israeli venture capital arena.

"Rami has had a long tenure with VocalTec Communications, and we appreciate his many contributions over the years," said Dr. Elon Ganor, Chairman and CEO of VocalTec Communications. "We thank him for his years of commitment and wish him every success with his future endeavors. He will always be a friend to VocalTec."

Mr. Kalish's resignation reduces VocalTec's board of directors from seven to six.

About VocalTec Communications Ltd.
VocalTec Communications Ltd. (NASDAQ: VOCL) is a world leader in providing software-driven solutions for the deployment of next-generation, IP-based international and long-distance telephony networks and related enhanced services. Racking up more years of Voice Over Internet Protocol (VOIP) experience than anyone else in the industry with carriers such as Verizon, Deutsche Telekom, Global One, Marconi, ITXC and the China Telecom PTAs, VocalTec is renowned for its highly intelligent routing and business powering enhanced services. VocalTec multiple services solutions are commercially deployed in over 100 countries, supporting H.323, SIP, MGCP and other critical VOIP technologies. VocalTec world-leading services include International and Long-Distance Calling, Voice VPN, Calling Card, Exchange Carrier, Voice over PC and Voice-enhanced E-Commerce. These services are deployed in large, multinational carriers and are used by hundreds of call centers and millions of end-users. Visit us at www.vocaltec.com.


NOTE: VocalTec is a registered trademark of VocalTec Communications Ltd. Other trademarks are the property of their respective holders. Certain statements contained in this release may contain forward-looking information with respect to plans, projections or the future performance of VocalTec Communications or any of its subsidiaries or businesses or any of its customers, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, competitive products, implementation of cost reduction plans, fluctuations in market demand, product development, commercialization and technological difficulties, and other risks detailed in the Company's reports filed from time to time with the Securities and Exchange Commission. VocalTec Communications is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


For questions or further information, please contact:



Jennie Kaplan
Vorhaus & Company Inc.
Public Relations for VocalTec
Tel:  212-554-7452
jkaplan@vorhaus.com


Carmen Deville
Investor Relations Manager
VocalTec Communications, Ltd.
Tel: 201-228-7000 x 6208
carmen_deville@vocaltec.com


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